Exhibit 1.01

Weight Watchers International, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (this “Report”) of Weight Watchers International, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2015 to December 31, 2015 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which 3TG minerals (as defined below) are necessary to the functionality or production of those products. “3TG minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations contract to manufacture products for which 3TG minerals are necessary to the functionality or production of those products.

This Report has not been subject to an independent private sector audit.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which 3TG minerals are necessary to the functionality or production of such products; (ii) that were contracted to be manufactured by the Company; (iii) for which the manufacture was completed during the Reporting Period; and (iv) for which the Company was unable to determine the country of origin. These products, which are referred to in this Report collectively as the “Covered Products,” include the following:

•	Bathroom Scales

•	Food Scales

•	Calculators

•	Pedometers

•	Member Awards (e.g., charms for achieving weight loss goals)

•	Fitness Products (e.g., activity monitoring devices)

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding 3TG minerals in its supply chain and licensed products (the “supply chain”). This good faith RCOI was reasonably designed to determine whether any such 3TG minerals originated in the Covered Countries and whether such 3TG minerals may be from recycled or scrap sources.

The Company’s supply chain with respect to the Covered Products involves third parties, and in some cases, several third parties, in the supply chain between the ultimate manufacture of the Covered Products and the original sources of 3TG minerals. The Company does not purchase 3TG minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of 3TG minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners (“SORs”) of 3TG minerals are best situated to identify the sources of 3TG minerals, and therefore has taken steps to identify the applicable SORs of 3TG minerals in the Company’s supply chain.

The Company contracted with a third party vendor, Source Intelligence (“SI”), to help collect and store the information gathered from the RCOI and due diligence efforts. The Company first provided SI a list of all Tier 1 suppliers it had determined to be “in-scope” based on the Rule (the “Suppliers”) and at least one method of contact for each of the Suppliers. Suppliers were asked to complete SI’s online survey version of the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”) on a product-level basis in order to identify 3TG minerals SORs and associated countries of origin. In instances where suppliers had provided the requested information in years past, they were given the opportunity to update or recertify the information provided in prior reporting periods.

Due Diligence

Design of Due Diligence Framework

The Company exercised due diligence on the source and chain of custody of such 3TG minerals by working with SI to design due diligence measures based on the internationally recognized framework of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”), as further described below. While the OECD Guidance creates a framework for due diligence, there are different expectations for manufacturers like the Company, referred to as “downstream companies”, that are far removed in the supply chain not only from the mines or other, original sources of any 3TG minerals, but also the SORs.

Due Diligence Measures

In order to identify the specific mine or location of origin of 3TG minerals, SI reviewed the information provided by Suppliers via the CMRTs regarding mine names and locations for SORs, and aggregated such information where a single SOR was shown to have multiple countries of origin. Information collected regarding the use of 3TG minerals and their origin was assessed for plausibility, consistency, and gaps both in terms of which products contained or did not contain 3TG minerals (or used such minerals in their production) as well as the origin of those minerals. Any such “Quality Control” flags raised during the assessment, such as a Supplier providing SOR information from a metal processor not verified through SI’s SOR database, would be further researched by SI as described below.

SI relies on the following internationally accepted programs and standards to determine the source and chain-of-custody of the regulated metals for its clients: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. If the SOR is not certified by these internationally-recognized schemes, SI attempts to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain-of-custody on the source of its mineral ores.

Due Diligence Results

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information with respect to the Covered Products to determine the country of origin of 3TG minerals related to the Covered Products. Notwithstanding the foregoing, based on the information provided by the Suppliers, the Company believes that the facilities that may have been used to process the 3TG minerals in the Covered Products include the smelters and refiners listed in Annex I below.

The Company supports the Rule’s goal of preventing armed groups in the Covered Countries from benefitting from the sourcing of 3TG minerals from that region. Consistent with that, the Company also adopted a statement outlining its views on 3TG minerals in its global product portfolio, which can be found on the Company’s website at www.weightwatchersinternational.com under the Conflict Minerals tab of the Corporate Responsibility section of such website.

Mitigation of Future Risk

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary 3TG minerals contained in or used in the production of the Company’s products benefit armed groups in the Covered Countries:

•	Continue to assess the presence of 3TG minerals in its supply chain by leveraging any information provided by Suppliers in response to 3TG minerals information requested on its behalf by SI;

•	Review and revise, if necessary, educational materials for Suppliers engaged in the RCOI and due diligence process to ensure they understand the content and reasoning of the 3TG minerals information being sought;

•	Consider and evaluate existing business relationships with suppliers based on their cooperation with the Company’s RCOI and due diligence efforts; and

•	Continue to review and refine, if necessary, the RCOI and due diligence efforts in order to reinforce Supplier engagement.

Forward-Looking Statements

Certain of the matters discussed in this Report, including, in particular, efforts to mitigate risks that 3TG minerals used in the Company’s products could directly or indirectly finance or otherwise benefit armed groups in the Covered Countries, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions concerning future events. These statements are subject to risks, uncertainties, assumptions and other important factors. Readers are cautioned not to put undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied. The reports filed by the Company pursuant to United States securities laws contain discussions of these risks and uncertainties. The Company assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised to review the Company’s filings with the United States Securities and Exchange Commission (which are available from the SEC’s EDGAR database at www.sec.gov, at various SEC reference facilities in the United States and via the Company’s website at www.weightwatchersinternational.com).

Annex I

3TG Mineral	Smelter or Refiner

Tin	China Tin Group Co., Ltd.

Tungsten	Global Tungsten & Powders Corp.

Gold	Heraeus Ltd. Hong Kong

Tin	Jiangxi Copper Company Limited

Gold	The Refinery of Shandong Gold Mining Co., Ltd.

Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.

Tin	Yunnan Tin Group (Holding) Company Limited

Gold	Zijin Mining Group Co., Ltd. Gold Refinery